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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34927

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stonewall Investments Inc. dba Hanover Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6410 Poplar Ave., Suite 320
(No. and Street)

Memphis	TN	38119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Monaco (901) 261-5952
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren Averett
(Name – *if individual, state last, first, middle name*)

2500 Acton	Birmingham	AL	35243
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Matthew Monaco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stonewall Investments Inc. dba Hanover Securities, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO

Title

Notary Public

JAMIE O. DYE STATE OF TENNESSEE NOTARY PUBLIC SHELBY COUNTY

My Comm. Exp. 2-28-2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STONEWALL INVESTMENTS, INC.
dba HANOVER SECURITIES

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

**(Pursuant to Rule 17a-5 of the
Securities and Exchange Commission)**

DECEMBER 31, 2020

**(With Report of Independent Registered
Public Accounting Firm)**

STONEWALL INVESTMENTS, INC.
dba HANOVER SECURITIES
TABLE OF CONTENTS
DECEMBER 31, 2020

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Stonewall Investments, Inc. dba Hanover Securities

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stonewall Investments, Inc. dba Hanover Securities as of December 31, 2020, the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Stonewall Investments, Inc. dba Hanover Securities as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Stonewall Investments, Inc. dba Hanover Securities' management. Our responsibility is to express an opinion on Stonewall Investments, Inc. dba Hanover Securities' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Stonewall Investments, Inc. dba Hanover Securities in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Stonewall Investments, Inc. dba Hanover Securities' financial statements. The supplemental information is the responsibility of Stonewall Investments, Inc. dba Hanover Securities' management.

Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Warren Averett, LLC

We have served as Stonewall Investments, Inc. dba Hanover Securities' auditor since 2016.
Birmingham, Alabama
February 10, 2021

STONEWALL INVESTMENTS, INC
dba HANOVER SECURITIES
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

CASH	$	755,314
ACCOUNTS RECEIVABLE		146,135
PREPAIDS		12,523
DEPOSIT, FINRA		1,035
TOTAL ASSETS	$	915,007

LIABILITIES AND STOCKHOLDERS' EQUITY

ACCRUED EXPENSES	$	123,792
PAYROLL PROTECTION PROGRAM LOAN		58,000
TOTAL LIABILITIES		181,792
STOCKHOLDERS' EQUITY		
Common stock, par value $1 per share; authorized, issued, and outstanding 1,000 shares		1,000
Paid-in capital		335,810
Retained earnings		396,405
Total stockholders' equity		733,215
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	915,007

See notes to the financial statements.

STONEWALL INVESTMENTS, INC.
dba HANOVER SECURITIES
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUE	
Commissions	$ 3,760,348
Interest & dividend income	2,415
Total revenue	3,762,763
OPERATING EXPENSES	
Commissions	3,443,159
Advertising	312
Regulatory fees	17,791
Professional fees	119,463
General and administrative expenses	34,433
Interest expense	406
Total operating expenses	3,615,564
State taxes	23,145
NET INCOME	$ 124,054

See notes to the financial statements.

STONEWALL INVESTMENTS, INC.
dba HANOVER SECURITIES
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Common Stock	Paid-in Capital	Retained Earnings	Total
BALANCE AT DECEMBER 31, 2019	$ 1,000	$ 335,810	$ 378,058	$ 714,868
Net income	-	-	124,054	124,054
Distributions to stockholders	-	-	(105,707)	(105,707)
BALANCE AT DECEMBER 31, 2020	$ 1,000	$ 335,810	$ 396,405	$ 733,215

See notes to the financial statements.

STONEWALL INVESTMENTS, INC
dba HANOVER SECURITIES
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2020

SUBORDINATED LIABILITIES AT BEGINNING OF YEAR	$ -
INCREASES (DECREASES)	-
SUBORDINATED LIABILITIES AT END OF YEAR	$ -

See notes to the financial statements.

STONEWALL INVESTMENTS, INC.
dba HANOVER SECURITIES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	124,054
Adjustments to reconcile net income to net cash used in operating activities:		
Change in accounts receivables		94,791
Change in deposit, FINRA		(515)
Change in prepaids		(4,041)
Change in accrued expenses		(331,801)
Net cash used in operating activities		(117,512)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to stockholders		(105,707)
Payroll Protection Program Loan		58,000
Net cash used in financing activities		(47,707)
NET DECREASE IN CASH		(165,219)
CASH AT BEGINNING OF YEAR		920,533
CASH AT END OF YEAR	$	755,314

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for taxes	$	12,150

See notes to the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
Stonewall Investments Inc. dba Hanover Securities (the Company) is a registered broker-dealer with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company's principal business activities include the execution of securities transactions for institutional and retail customers, in addition to directing the purchase and sale of government guaranteed loans. All securities transactions are settled through a clearing broker on a fully disclosed basis.

Om January 4, 2021 Stonewall Investments, Inc. dba Hanover Securities (the Company) was merged into a new entity (Stonewall Investments TN, Inc.) and all the assets and liabilities were assumed by the new entity. Stonewall Investments, Inc. was then terminated and Stonewall Investments TN, Inc. became the surviving entity dba Hanover Securities (The Company). There was no impact to the principal business activities or impact to the financial statements.

Basis of Financial Statement Preparation
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash consists primarily of bank deposit accounts. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced, and does not expect to experience, any losses in such accounts.

Accounting for Securities Transactions and Other Activity
Trading gains and losses, commission revenue, and related expenses are recorded on a trade-date basis. Receivables/payables with broker/dealers, if any, are recorded on a trade-date basis.

Taxes on Income
The stockholders have elected to report income or loss in accordance with provisions of Subchapter S of the Internal Revenue Code. The Company is subject to franchise and excise taxes. The Company has filed its tax returns for all years through December 31, 2019.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Recently Adopted Accounting Pronouncement

In June 2016, the FASB issued ASU No. 2016-13 (Topic 326) Measurement of Credit Losses on Financial Instruments, which significantly changes the ways entities recognize credit losses on financial instruments. The new accounting standard changes the way companies record losses on loans, loan commitments and other financial assets. The Current Expected Credit Losses model requires measurement of expected credit losses for financial assets measured at amortized cost, net investments in leases, and off-balance sheet credit exposures based on historical experience, current conditions and reasonable and supportable forecasts over the remaining contractual life of the financial assets. Broker dealer receivables are generally received within 30 days. Aged or unsecured receivables from brokers, dealers and clearing organizations are treated as non-allowable assets in the Company's net capital computation. Based on historical information, the Company has determined that there are de minimis expected credit losses of accounts receivables. The Company adopted this accounting standard as of January 1, 2020. The adoption of this accounting standard did not have a material impact on the Company's statement of financial position or results of operations.

Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were issued.

2. REVENUE RECOGNITION

Revenues are analyzed to determine whether the Company is the principal (i.e. reports revenues on a gross basis) or agent (i.e. reports revenues on a net basis) in the contract. Principal or agent designation depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Trading related revenue, commissions, and expenses are recorded on a trade date basis. These revenues represent the compensation the Company earns for providing trade facilitation, execution, clearance, and settlement of securities and loan transactions to its customers, and the Company has no future performance obligation after such securities and loan transactions settle.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2020, the Company had net capital of $764,426 which was $644,426 in excess of the required net capital of $100,000. Also, the Company must not permit its "aggregate indebtedness" to exceed 15 times its net capital. The Company had outstanding aggregate indebtedness of $123,403 at December 31, 2020. The Company's ratio of aggregate indebtedness to net capital was 0.1614 to 1.

4. LONG-TERM DEBT

The Company applied for and received loan proceeds of $58,000 under the Paycheck Protection Program ("PPP'), a loan program administered by the Small Business Administration ("SBA"). The PPP, established as part of the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act"), provides loans to qualified entities for amounts up to 2.5 times the average monthly payroll expenses of the qualifying entity. The PPP loan may be forgiven in part or in full after a period of time prescribed by law. The Company expects to have the loan to be fully forgiven during 2021. The Company believes that the conditions for forgiveness were met. Actual forgiveness has not been approved by the SBA. The loan is unsecured and accrues interest at 1% through April 2022.

5. RELATED PARTY TRANSACTIONS

Commissions are accrued based upon trade date, but only settled trades are paid out the following month. As of December 31, 2020, commissions accrued related to a stockholder were $64,496.

6. TAXES

The Company incurs franchise and excise taxes. The amount was $23,145 for the year ended December 31, 2020.

7. COMMITMENTS AND CONTINGENCIES

The Company is subject to litigation and various claims in the ordinary course of business, as well as regular examination by regulatory agencies. Management does not expect that resolution of any litigation or regulatory matters will have a material impact on the Company's results of operation or financial position.

8. CORONAVARIUS

The outbreak of the novel coronavirus has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The continued development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Company, its performance, and its financial results. At this point, the extent to which the coronavirus may impact our financial condition or results of operations in future periods is uncertain.

9. RECONCILATION OF STATEMENT OF FINANCIAL CONDITION

The following represents a reconciliation between the unaudited Form x-17a-5 statement of financial condition and the audited statement of financial condition at December 31, 2020. The unaudited Form x-17-a-5 included $3,928 of undeposited funds in other assets. For audited financial statement purposes, this amount has been reclassified to cash. Total assets did not change.

SUPPLEMENTAL INFORMATION

SCHEDULE I
STONEWALL INVESTMENTS, INC.
dba HANOVER SECURITIES
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE
COMMISSION
DECEMBER 31, 2020

NET CAPITAL	
Total stockholders' equity	$ 733,215
Plus allowable credits	58,389
Less deductions and/or charges	27,178
NET CAPITAL	$ 764,426
TOTAL AGGREGATE INDEBTEDNESS	$ 123,403
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required	$ 100,000
Excess net capital	$ 644,426
Ratio: aggregate indebtedness to net capital	0.1614

There are no material differences between the preceding computation and the Company's unaudited Form X-17a-5 as of December 31, 2020, as filed on January 27, 2021.

See accompanying report of independent registered public accounting firm.

HANOVER SECURITIES

The Exemption Report

The following statements are made to the best knowledge and belief of Matthew Monaco as President/CEO for Stonewall Investments, Inc. dba Hanover Securities:

I, Matthew Monaco, as the President/CEO for Stonewall Investments, Inc. dba Hanover Securities, (the Company) am responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions"). I have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§240.17a-5 and the exemption provisions. Based on this evaluation, I assert the following:

(1) I identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R, § 240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) the Company met the identified exemption provisions throughout the most recent fiscal year December 31, 2020 without exception.

Matthew Monaco

2/10/2021

Date

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Stonewall Investments, Inc. dba Hanover Securities

We have reviewed management's statements, included in the accompanying Stonewall Investments, Inc. dba Hanover Securities Exemption Report, in which (1) Stonewall Investments, Inc. dba Hanover Securities identified the following provisions of 17 C.F.R. §15c3-3(k) under which Stonewall Investments, Inc. dba Hanover Securities claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Stonewall Investments, Inc. dba Hanover Securities stated that Stonewall Investments, Inc. dba Hanover Securities met the identified exemption provisions throughout the most recent fiscal year without exception. Stonewall Investments, Inc. dba Hanover Securities management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stonewall Investments, Inc. dba Hanover Securities compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Warren Averett, LLC
Birmingham, Alabama
February 10, 2021

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

INDEPENDENT ACCOUNTANTS' REPORT ON
APPLYING AGREED-UPON PROCEDURES
Related to the Securities Investor Protection Corporation
Assessment Reconciliation

To the Board of Directors and Stockholders
Stonewall Investments, Inc.
6410 Poplar Avenue Suite 320
Memphis, TN 38119

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2020, which were agreed to by Stonewall Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Stonewall Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Stonewall Investments, Inc.'s management is responsible for the Stonewall Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [*We agreed the December 31, 2020 Form SIPC-7 remitted payment of $3,405 to ACH #B2103412242659 and traced this payment as recorded to the Gen'l, Admin, Reg, and Misc: 17. H. Regulatory account #514 in the general ledger system of Stonewall Investments, Inc. on February 3, 2021. We also agreed the Form SIPC-6 remitted payment of $2,239 to check #1153 and traced this payment as recorded to Gen'l, Admin, Reg, and Misc: 17. H. Regulatory account #514 in the general ledger system of Stonewall Investments, Inc. on July, 27, 2020*] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31,2020 (for Statement of Income (Loss) amounts that are presented on a quarterly basis in the Form X-17A-5, we aggregated the amounts for the periods presented for the period January 1, 2020 through March 31, 2020; April 1, 2020 through June 30, 2020; July 1, 2020 through September 30, 2020, and October 1, 2020 through December 31, 2020), as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [*We agreed all adjustments to the trial balance noting clerical accuracy and recalculated the fee paid to the Securities Investor Protection Corporation*] supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Warren Averett, LLC

February 10, 2021